March 25, 2021

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Offering Statement on Form 1-A

Filed February 3, 2021
File No. 024-11439

Dear Mr. Alper:

We acknowledge receipt of the comments in your letter dated March 2, 2021 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”). We appreciate the opportunity to respond to your comments.

Offering Statement on Form 1-A filed February 3, 2021

General

1.	Please revise your disclosure so that it is consistent with the changes included in your 1-A Post-Qualification Amendment (File No. 024-11020) in response to staff comments.

The Company has revised the disclosure, as requested by the Staff.

2.	We note that you would be required to make an aggregate payment of approximately $5,414,736 in order to fund the rescission offer in full. As of your last NAV calculation you had $298,018 in cash. It appears you seek to rely on your relationships with mortgage lenders and may seek to use your properties as collateral for any financing to fund the rescission offer. However, in order to offer rescission, you must have funds necessary to pay all investors, including affiliates and unrelated investors. Please provide us with an analysis as to why you think you have the funds necessary to fully fund a rescission offer.

As the Company has explained in its response letters to the SEC with respect to the Company’s 1-A Post-Qualification Amendments (File No. 024-11020), the Company does not believe that any significant acceptance of the rescission offer is probable. In its response letter dated March 9, 2021, the Company noted that the total number of shares covered by its rescission offer is 484,513 shares with a total value of $5,414,735.85 in capital raised. Affiliated businesses purchased 384,364 shares (79.33% of the shares eligible for rescission) for $4,254,908.48 (78.58% of the capital raised by sale of shares subject to rescission). The remainder of the eligible shares (100,149 shares totaling $1,159,827.37) were purchased by non-affiliated shareholders.

The affiliated companies that purchased the shares are 100% owned and managed by the individuals that manage RAD Diversified REIT, Inc. This unique level of access to the managers of the affiliates allows the Company to assume with confidence that the affiliated companies will formally decline the rescission offer immediately upon its presentation. For this reason, the true maximum potential impact of the rescission offer is 100,146 shares totaling $1,159.827.37.

Based on past experience, the Company believes that even non-affiliates are unlikely to accept its rescission offer. The Company’s past performance has resulted in the net asset value per share, which is the same as the price per share, increasing every quarter from $10.00 per share to $11.07 per share, to $11.42 per share, to $12.01 per share, to $13.67 per share. The Company believes this level of return on investment makes the shares desirable to its shareholders. This desirability is evidenced anecdotally by the fact that, though the Company has open contact with shareholders in a group setting twice a week on average, no investor has indicated any desire to accept a rescission offer.

The open share redemption program has been in full force and effect at all times since the Company’s offering commenced. In the fiscal year between January 1, 2020 and December 31, 2020, ten investors requested either a partial or full redemption. As of March 25, 2021, only one investor has requested a redemption in 2021. Although the maximum that an investor may request is 25% of their equity semiannually, the Company has routinely permitted the shareholders to request a 100% buyout in order to maximize the liquidity and value to its shareholders. Still, it remains rare that the Company receives a buyout request.

Furthermore, each of these non-affiliates has purchased the shares subject to the rescission offer at a price between $11.07 and $12.01 per share. The average cost to these affiliates was $11.58 per share.

If any shareholder were to accept the rescission offer, his return would be between $11.07 and $12.01 per share, depending on the price at which he purchased his shares. In the event that the same shareholder were to simply request a withdrawal through the open redemption process, his shares would be bought back at the current price per share. The current price per share is $13.67. The open redemption process is spelled out in detail in the Offering Statement, and as a part of the Company’s Stock Purchase Agreement.

Table 1, below, illustrates the differences in the Return on Investment between the acceptance of the rescission offer and the returns provided through the open share redemption program.

TABLE 1	SAMPLE INVESTMENT OF $25,000

PURCHASE PRICE PER SHARE	SHARES PURCHASED	(A) - NET PROCEEDS FROM ACCEPTANCE OF RESCISSION OFFER	(B) - NET PROCEEDS FROM OPEN REDEMPTION PROGRAM (CURRENTLY $13.67 PER SHARE)	(B) MINUS (A) - CASH BENEFIT OF OPEN REDEMPTION PROGRAM VS. RESCISSION OFFER	% RETURN ON INVESTMENT (B) VS. (A)
$11.07	2,259	$25,000.00	$30,880.53	$5,880.53	23.52%
$11.42	2,190	$25,000.00	$29,937.30	$4,937.30	19.75%
$12.01	2,082	$25,000.00	$28,460.94	$3,460.94	13.84%

ASC 450-20-50 addresses disclosure requirements of contingent liabilities regarding reasonably possible losses, in this case, resulting from the rescission offer. Table A, below, illustrates the results of our proposed rescission offer under a “worst case scenario” where every purchase was rescinded by every non-affiliated shareholder:

TABLE A

ASSUMPTION - ALL SHARES SOLD TO NON-AFFILIATES ARE RESCINDED/BOUGHT BACK
NET EQUITY 9/30/2020	$7,649,560.33
OUTSTANDING SHARES 9/30/2020	559,775
NET EQUITY/OUTSTANDING SHARES (NET EQUITY PER SHARE)	$13.67
PRICE PER SHARE	$13.67	*NOTE - CURRENT PRICE PER SHARE

SHARES INCLUDED IN RESCISSION OFFER	100,149	*NOTE - INCLUDES SHARES HELD BY NON-AFFILIATES ONLY
CAPITAL RAISED FROM SALES OF SHARES INCLUDED IN RESCISSION OFFER	$1,159,827.37	*NOTE - INCLUDES SHARES HELD BY NON-AFFILIATES ONLY
AVERAGE PRICE PER SHARE IN RESCISSION OFFER	$11.58

REMAINING NET EQUITY AFTER ALL ELIGIBLE SHARES ARE BOUGHT BACK AND RETIRED	$6,489,732.96	*NOTE – THIS REDUCTION IN EQUITY WOULD BE GENERATED BY CONTINGENT LIABILITIES WHICH MAY BE NECESSARY IN ORDER TO GENERATE THE CASH REQUIRED TO FUND A RESCISSION OFFER.
REMAINING SHARES OUTSTANDING AFTER ALL SHARES HELD BY NON-AFFILIATES AND ELIGIBLE FOR RESCISSION ARE BOUGHT BACK AND RETIRED	459,626
NET ASSET VALUE PER SHARE AFTER ALL SHARES ARE BOUGHT BACK AND RETIRED	$14.12	*NOTE - THIS WOULD REPRESENT A GAIN OF $0.45 PER SHARE (3.29%) TO THE REMAINING OR PROSPECTIVE SHAREHOLDERS

In the event that the rescission offer were accepted by all non-affiliated shareholders, and taking into consideration the maximum contingent liabilities required to generate sufficient cash to satisfy the Rescission Offer in full, the net asset value per share would increase by 3.29% since the Company would be buying back shares and retiring them.  Since there is no mathematical scenario under which the Rescission Offer with its potential contingent liabilities causes a reduction in the Net Asset Value per Share or the Price per Share of the Company’s common stock, the Company concluded that there is no reasonable possibility of a loss resulting from the rescission offer, and, therefore no disclosure requirement under ASC 450-20-50.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg

Counsel

CrowdCheck Law LLP

700 12th St NW, Ste 700,

Washington, DC 20005-4052

cc:

Brandon Dutch Mendenhall
President and Chief Executive Officer

RAD Diversified REIT, Inc.
211 N. Lois Avenue

Tampa, FL 33609